________________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM 11- K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                          COMMISSION FILE NO. 1-7410


                     MELLON 401(k) RETIREMENT SAVINGS PLAN

                               One Mellon Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001

             (Full title of the Plan and the address of the Plan)

                         MELLON FINANCIAL CORPORATION
                               One Mellon Center
                               500 Grant Street
                           Pittsburgh, PA 15258-0001


                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                  address of its principal executive office)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedule

                          December 31, 2001 and 2000

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN


                               Table of Contents


                                                                                             Page
Independent Auditors' Report                                                                   1

Statements of Net Assets Available for Benefits                                                2

Statements of Changes in Net Assets Available for Benefits                                     3

Notes to Financial Statements                                                                  4

Schedule

1   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                            17

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                             [LETTERHEAD OF KPMG]

                         Independent Auditors' Report


Corporate Benefits Committee
Mellon Financial Corporation:


We have audited the accompanying statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included as
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 21, 2002

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2001 and 2000

                             Assets                                              2001                     2000
                                                                           ----------------         ----------------
Non-interest bearing cash                                                   $        11,137                       --
Investments, at fair value (notes 3 and 7):
    Collective trust funds                                                      431,278,679              321,049,882
    Registered investment companies                                             336,650,598              310,411,867
    Common stock                                                                461,828,763              600,149,476
    Loans to participants                                                        27,309,749               23,220,979
                                                                           ----------------         ----------------
                   Total investments                                          1,257,067,789            1,254,832,204

Pending investment sales and other receivables                                      199,644                   77,213
                                                                           ----------------         ----------------
                   Total assets                                               1,257,278,570            1,254,909,417

                             Liabilities

Pending investment purchases and other payables                                          --                   73,803
                                                                           ----------------         ----------------
                   Net assets available for benefits (note 9)               $ 1,257,278,570            1,254,835,614
                                                                           ================         ================

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2001 and 2000

                                                                                2001                   2000
                                                                         ------------------      -----------------
Contributions:
    Employer matching contributions (note 1)                           $         19,576,261             14,347,519
    Employer contributions made pursuant to employee
       salary reduction agreements                                               58,397,261             43,711,894
    Rollover contributions                                                        4,342,991              2,254,857
                                                                         ------------------      -----------------
                   Total contributions                                           82,316,513             60,314,270
Investment income:
    Net (depreciation) appreciation in fair value of
       investments (note 7)                                                    (205,258,946)           141,010,598
    Collective trust funds income                                                 6,942,290                462,650
    Registered investment companies dividend income                               2,877,663             14,102,446
    Dividends from common stock                                                  10,300,025             10,820,691
    Interest income on loans to participants                                      2,025,463              1,915,674
                                                                         ------------------      -----------------
                   Total investment (expense) income                           (183,113,505)           168,312,059
Participants' withdrawals                                                       (77,643,755)          (101,525,053)
                                                                         ------------------      -----------------
                   Net (decrease) increase                                     (178,440,747)           127,101,276
Net transfers to the Plan (note 10)                                             180,883,703              6,906,133
Net assets available for benefits (note 9):
    Beginning of year                                                         1,254,835,614          1,120,828,205
                                                                         ------------------      -----------------
    End of year                                                        $      1,257,278,570          1,254,835,614
                                                                         ==================      =================

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(1)    Description of the Plan

       The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

              Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following (note 3): Dreyfus Disciplined Stock Fund, Dreyfus Founders Discovery Fund, Dreyfus Founders Growth Fund, Daily Liquidity Asset Allocation Fund, Dreyfus Premier Core Value Fund, Dreyfus Premier Third Century Fund, Dreyfus Premier Technology Growth Fund, Dreyfus International Value Fund, Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio, Dreyfus-Certus Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Mellon Stable Income Fund, Self-Directed Account and Mellon Financial Corporation Common Stock.

              Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation.

       (b)    Contributions

              An eligible employee of the Corporation may enroll in the Plan as soon as a Personal Identification Number is mailed to their home. Eligible employees hired during 2000 were able to participate in the Plan January 1, 2001. Eligible employees hired prior to 2000 were eligible to participate in the Plan following completion of one year of service.

                                       4                             (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($10,500 in 2001 and 2000, respectively). Employees may change the rate of contribution or discontinue contributions at any time.

              Participants may rollover amounts representing distributions from other qualified retirement plans.

              Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, special rules imposed by IRC Section 415 limit the amount of contributions that may be allocated to the account of each participant.

              Semimonthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution. For Plan years commencing prior to January 1, 2001, the matching contribution could not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon the three-day average close on the New York Stock Exchange.

              The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant's accounts and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2001 and 2000.

       (c)    Vesting

              Participants are immediately vested in their salary reduction contributions, any rollover contributions and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100 percent vested after three years of service. Participants hired prior to January 1, 2001 are 100 percent vested in the matching contributions and the related earnings.

              Matching contribution balances of participants of the Employees' Savings and Profit Sharing Plan of Buck Consultants, Inc. (the Buck Plan) (see note 10) that were transferred to the Plan are fully vested for participants who have three years of service. For participants who do not have three years of service, matching contributions made to the Buck Plan for the year ended March 31, 2000 became fully vested on December 31, 2001, and matching contributions made to the Buck Plan for the year ended December 31, 2000 will become fully vested on December 31, 2002.

                                       5                             (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996, were merged into the 401(k) Retirement Savings Plan. Those participant balances are subject to the vesting schedule in the former Dreyfus Profit-Sharing Plan. Under that schedule, participants will be fully vested after completing five years of service. While former Dreyfus Profit-Sharing Plan participants may not be vested in their balances under that plan, they are fully and immediately vested in the Corporation's matching contributions attributable to 401(k) deferrals.

       (d)    Forfeitures

              If the participant is not fully vested at the employment termination date, the non-vested portion of the account balance is forfeited. At December 31, 2001, the forfeited nonvested accounts that were unallocated to participants totaled $172,560 ($26,514 in 2000). These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $300,000 ($16,195 in 2000) from forfeited nonvested accounts.

       (e)    Distributions

              Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant's permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998.

       (f)    Loans to Participants

              Loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant's account which is not attributable to employer matching contributions or discretionary contributions. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in the Wall Street Journal.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Financial Statements

              The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 9).

                                       6                             (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (b)    Use of Estimates

              The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (c)    Investments

              Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

              Purchases and sales of securities are reflected on a trade-date accounting basis.

              In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

              Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)    Investment Programs

       Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below are the investment options for salary reduction contributions as of December 31, 2001. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

       Collective Trust Funds:

       (a)    Dreyfus-Certus Stable Value Fund

              The objective of this fund is to seek high current interest income and stability of principal. The fund invests principally in investment contracts, including guaranteed investment contracts
              (GICs), synthetic investment contracts consisting of high-quality fixed income securities held within contracts to minimize market volatility, and short-term money market instruments.

                                       7                             (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (b)    Daily Liquidity Money Market Fund

              The objective of this fund is to preserve the principal investment, while offering liquidity and a high level of current income. The fund strives to maintain a $1 share price. This fund invests in high-quality securities and achieves price stability by maintaining a short average portfolio maturity of less than 90 days. The maximum maturity of securities is limited to 13 months, with the exception of floating rate securities, which can have a maximum maturity of two years.

       (c)    Daily Liquidity Aggregate Bond Index Fund

              The objective of this fund is to replicate the performance of the Lehman Brothers Aggregate Bond Index. This fund is a conservative investment choice oriented toward steady current income consistent with reasonable risk.

       (d)    Daily Liquidity Stock Index Fund

              The objective of the fund is to replicate the performance of the S&P 500(R) Stock Index. The S&P 500 Stock Index is widely used as the benchmark for large-capitalization stock investing. (The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies and new economy companies).

       (e)    Daily Liquidity Asset Allocation Fund

              The objective of this fund is to outperform its benchmark by actively allocating assets across the equity (stock), fixed income
              (bond) and cash markets of the United States. A computer model is used to optimize the risk and return of the fund across a variety of asset classes. The fund may appeal to investors seeking a disciplined approach that is designed to control risk through broad diversification. The benchmark consists of 65% S&P 500(R) Index, 30% Lehman Brothers Long-Term Treasury Index and 5% Salomon 30-Day Certificates of Deposit.

       (f)    Daily Liquidity International Stock Index Fund

              The objective of this fund is to match the performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE(R)). The MSCI-EAFE(R) (Free) Index is a widely used global measure of developed markets in 20 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 60% of the capitalization of each industry within each country. The fund seeks international long-term growth opportunities.

                                       8                             (Continued)

                                 MELLON 401(k)
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (g)    Mellon Stable Income Fund

              The assets of this fund are invested in the Dreyfus-Certus Stable Value fund and in fixed income obligations including, but not limited to, investment contracts with insurance companies, banks, commingled trust funds, etc., which promote preservation of principal and income growth.

  Registered Investment Companies:

       (a)    Dreyfus Disciplined Stock Fund

              The objective of this fund is to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 500(R) Composite Stock Index. The fund is not an index fund. The fund invests in a blended portfolio of growth and value stocks chosen through quantitative and qualitative measures.

       (b)    Dreyfus Founders Worldwide Growth Fund

              The objective of this fund is to seek long-term capital growth. The fund invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing both emerging and established growth companies that generally have proven performance records and strong market positions. Sixty-five percent of the fund's total assets are invested in three or more countries, but not more than 50% of its total assets are invested in the securities of any one foreign country.

       (c)    Dreyfus LifeTime Portfolios, Inc.

              The following three investment portfolios are provided:

                  Income Portfolio

                  The objective of this fund is to maximize current income. Capital appreciation is a secondary goal. The portfolio's benchmark allocation is 67.5% in investment grade bonds, 22.5% in stocks of large companies and 10% in cash, and normally is invested in that allocation. This portfolio might be appropriate for an individual age 55 or older, whose money will remain invested in the retirement account for 10 years or less.

                                       9                             (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000


                  Growth and Income Portfolio

                  The objective of this fund is to seek maximum total return (capital appreciation, plus current income). The portfolio's benchmark allocation is 50% in stocks and 50% in investment grade bonds, although the actual mix may range between 35% and 65% in stocks depending on market and economic conditions. This portfolio might be appropriate for an individual between 40 and 55 years of age, whose money will remain invested in the retirement account for another 10 to 20 years.

                  Growth Portfolio

                  The objective of this fund is to seek capital appreciation. The portfolio's benchmark allocation is 80% in stocks and 20% in investment grade bonds, although the actual mix of stocks and bonds may range from 65% to 100% in stocks and 0% to 35% in bonds. This portfolio might be appropriate for an individual under 40 years of age, whose money will remain invested in the retirement account for some 20 years or more.

       (d)    Dreyfus Founders Growth Fund

              The objective of this fund is to seek long-term growth of capital. To pursue this goal, the Fund normally invests at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The Fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

       (e)    Dreyfus Premier Third Century Fund

              The objective of this fund is to provide capital growth, with current income as a secondary goal. The fund invests primarily in the equities of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

       (f)    Dreyfus Premier Technology Growth Fund

              The objective of this fund is to seek capital appreciation. To pursue this goal, the fund invests primarily in the stock growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the fund's assets may be invested in foreign securities. The fund's stock investments may include common stocks, preferred stocks, and convertible securities, including those purchased in initial public offerings.

                                      10                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000


       (g)    Dreyfus Premier Core Value Fund

              The objective of this fund is to seek long-term capital growth as a primary objective, with current income as a secondary objective. These objectives may be changed without shareholder approval. To pursue its goals, the fund invests primarily in equity securities of large-cap value companies. The fund's equity investments may include common stocks and securities convertible into common stocks, including those issued in initial public offerings. The fund invests mainly in the stocks of U.S. issuers; it limits its foreign stock holdings to 20% of the value of its total assets.

       (h)    Dreyfus Founders Discovery Fund

              The objective of this fund is to seek capital appreciation. To pursue this goal, the fund invests primarily in small and relatively unknown companies with high growth potential. Discovery Fund will normally invest at least 65% of its total assets in common stocks of small-cap companies. The fund also may invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally will invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities.

       (i)    Dreyfus International Value Fund

              The objective of this fund is to seek long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in equity securities of foreign issuers which Dreyfus considers to be value companies. The fund ordinarily invests in companies in at least 15 foreign countries and limits its investments in any single company to no more than 5% of its assets at the time of purchase.

       (j)    Self-Directed Account

              Effective as of January 1, 2001, the investment options include a Self-Directed Account in which participants may direct the purchase of mutual funds. The minimum initial investment in the Self-Directed Account shall be $5,000 and subsequent transfers from any other fund into the Self-Directed Account must be of at least $1,000. The maximum amount that a participant may elect to invest in the Self-Directed Account is fifty percent (50%) of his account balance. Accordingly, a participant must have a least a $10,000 account balance to be eligible to invest in the Self-Directed Account.

       There can be no assurance that the stated objective of any of the funds can be achieved.

                                      11                             (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

       Common Stock:

              Mellon Financial Corporation common stock

              The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation's common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company's performance and its long term financial prospects.

       Loan Fund:

              The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds as described in the Plan document in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

(4)    Party-In-Interest Transactions

       Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan's assets.

       The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, and Founders Asset Management LLC.

       The Plan holds 12,276,150 and 12,201,260 shares of Mellon Financial Corporation common stock as of December 31, 2001 and 2000, respectively.

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)    Federal Income Taxes

       The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated February 25, 1999, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                      12                             (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(7)    Investments

       Investments of each fund as of December 31, 2001 and 2000 were as follows:

                                                                                         Total investments
                                                                            --------------------------------------------
                                                                                    2001                   2000
                                                                            ---------------------  ---------------------
Investments at Fair Value as Determined by
    Quoted Market Price
       Registered investment companies:
          Dreyfus Founders Discovery Fund                               $          53,693,614                     --
          Dreyfus LifeTime Portfolios, Inc. - Income Portfolio                      5,302,316              4,575,823
          Dreyfus LifeTime Portfolios, Inc. - Growth
            and Income Portfolio                                                   62,206,221             72,687,639    *
          Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio                     22,196,928             25,107,878
          Dreyfus Premier Small Company Stock Fund                                         --             41,275,099
          Dreyfus Disciplined Stock Fund                                          125,114,180    *       139,206,832    *
          Dreyfus Founders Growth Fund                                             18,949,035                     --
          Dreyfus Founders Worldwide Growth Fund                                    1,336,242             27,558,596
          Dreyfus Premier Technology Growth Fund                                    5,690,871                     --
          Dreyfus International Value Fund                                          2,100,663                     --
          Dreyfus Premier Third Century Fund                                        1,181,922                     --
          Dreyfus Premier Core Value Fund                                          36,196,149                     --
       Mellon Financial Corporation Common Stock**                                461,828,763    *       600,149,476    *
       Self-Directed Account                                                        2,682,457                     --
                                                                            ---------------------  ---------------------
                                                                                  798,479,361            910,561,343
Investments at Estimated Fair Value
    Collective trust funds:
       Dreyfus-Certus Stable Value Fund                                            10,126,325              7,895,137
       Daily Liquidity Money Market Fund                                          125,170,677    *        92,863,847    *
       Daily Liquidity Stock Index Fund                                           212,655,720    *       191,797,129    *
       Daily Liquidity Aggregate Bond Index Fund                                   33,553,089             28,493,769
       Daily Liquidity Asset Allocation Fund                                        3,928,583                     --
       Daily Liquidity International Stock Index Fund                               6,249,634                     --
       Mellon Stable Income Fund                                                   39,594,651                     --
    Loans to participants                                                          27,309,749             23,220,979
                                                                            ---------------------  ---------------------
                                                                                  458,588,428            344,270,861
                                                                            ---------------------  ---------------------
                   Total investments                                    $       1,257,067,789          1,254,832,204
                                                                            =====================  =====================

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

**  Nonparticipant-directed investment.

                                      13                             (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(205,258,946) and $141,010,598, respectively, as follows:

                                                                   2001                     2000
                                                              --------------            ------------
       Investments at fair value as determined by
          quoted market price:
             Registered investment companies              $        (63,362,980)             (45,960,569)
             Common stock                                         (141,895,966)             186,971,167
                                                               ---------------           --------------
                                                          $       (205,258,946)             141,010,598
                                                               ===============           ==============

(8)    Nonparticipant-directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          December 31,
                                                        -------------------------------------------
                                                                2001                    2000
                                                        -------------------     -------------------
          Net assets:
            Common stock                               $      461,828,763             600,149,476
                                                        ===================     ===================

                                                                                      Year ended
                                                                                      December 31,
                                                                        ------------------------------------------
                                                                               2001                    2000
                                                                        --------------------   -------------------
       Changes in net assets:
           Contributions *                                               $       23,777,555            16,865,076
           Dividends                                                             10,300,025            10,820,691
           Net (depreciation) appreciation                                     (141,895,966)          186,971,167
           Participant withdrawals                                              (31,201,982)          (29,568,952)
           Net transfers from (to) participant-directed investments                 699,655           (16,152,991)
                                                                          ------------------     -----------------
                                                                         $     (138,320,713)          168,934,991
                                                                          ==================     =================

     * As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2001 and 2000 totaled $4,201,294 and $2,517,557, respectively.

                                      14                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(9)  Reconciliation of Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:

                                                                                           December 31,
                                                                          ---------------------------------------------
                                                                                   2001                   2000
                                                                          ---------------------   ---------------------
     Net assets available for benefits per the
       financial statements                                            $      1,257,278,570           1,254,835,614
     Amounts allocated to withdrawing
       participants                                                                 (50,200)                (69,355)
                                                                          ---------------------   ---------------------
     Net assets available for benefits per the
       Form 5500                                                       $      1,257,228,370           1,254,766,259
                                                                          =====================   =====================


       The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:

                                                                                                     Year ended
                                                                                                    December 31,
                                                                                                        2001
                                                                                              -----------------------
     Benefits paid to participants per the financial
       statements                                                                           $            77,643,755
     Add:  Amounts allocated to withdrawing
       participants at December 31, 2001                                                                     50,200
     Less:  Amounts allocated to withdrawing
       participants at December 31, 2000                                                                    (69,355)
                                                                                              ----------------------
     Benefits paid to participants per the
       Form 5500                                                                            $            77,624,600
                                                                                              ======================

                                      15                             (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2001 and 2000

(10) Plan Mergers

     On December 18, 2000, the Board of Directors of the Corporation approved the merger of the Employees' Savings and Profit Sharing Plan of Buck Consultants, Inc. (the Buck Plan), a plan maintained by a subsidiary of the Corporation, with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The merger was effective as of January 1, 2001. The assets and liabilities of the Buck Plan became assets and liabilities of the Plan as of the merger date. The assets of the Buck Plan were transferred to the Plan on December 3, 2001. As of the date of the transfer, the net assets in the Buck Plan approximated $180,884,000.

     On November 16, 1999, the Board of Directors of the Corporation approved the merger of the Mellon 1/st/ Business Bank Investment Incentive Program, a plan maintained by a subsidiary of the Corporation, with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective August 1, 2000, and the merger of the plan assets occurred in August 2000. As of the date of the merger, the net assets in the 1st Business Bank Investment Incentive Program approximated $6,900,000.

(11) Subsequent Events

     During 2002, certain amendments to the Plan were approved, including, without limitation, certain mandatory requirements and optional provisions as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001.

                                                                      Schedule 1

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

       Identity of issue, borrower,                                                                                 Current
          lessor or similar party                       Description of investment                     Cost           value
    ----------------------------------    ----------------------------------------------------    ----------    ---------------
                                                         Collective Trust Funds
*    Mellon Bank, N.A                     Daily Liquidity Asset Allocation Fund                    $     N/A    $     3,928,583
*    Dreyfus Trust Company                Dreyfus-Certus Stable Value Fund                               N/A         10,126,325
*    Mellon Bank, N.A                     Daily Liquidity Money Market Fund                              N/A        125,170,677
*    Mellon Bank, N.A                     Daily Liquidity Stock Index Fund                               N/A        212,655,720
*    Mellon Bank, N.A                     Daily Liquidity Aggregate Bond Index Fund                      N/A         33,553,089
*    Mellon Bank, N.A                     Daily Liquidity International Stock Index Fund                 N/A          6,249,634
*    Mellon Bank, N.A.                    Mellon Stable Income Fund                                      N/A         39,594,651
                                                                                                                  -------------
                                                         Total collective trust funds                               431,278,679
                                                       Registered Investment Companies
*    Mellon Bank, N.A **                  Self-Directed Account                                          N/A          2,682,457
*    The Dreyfus Corporation              Dreyfus Premier Technology Growth Fund                         N/A          5,690,871
*    The Dreyfus Corporation              Dreyfus International Value Fund                               N/A          2,100,663
*    The Dreyfus Corporation              Dreyfus Premier Third Century Fund                             N/A          1,181,922
*    The Dreyfus Corporation              Dreyfus Premier Core Value Fund                                N/A         36,196,149
*    Founders Asset Management LLC        Dreyfus Founders Worldwide Growth Fund                         N/A          1,336,242
*    Founders Asset Management LLC        Dreyfus Founders Discovery Fund                                N/A         53,693,614
*    The Dreyfus Corporation              Dreyfus LifeTime Portfolios, Inc. -
                                             Growth & Income Portfolio                                   N/A         62,206,221
*    The Dreyfus Corporation              Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio           N/A         22,196,928
*    The Dreyfus Corporation              Dreyfus LifeTime Portfolios, Inc. - Income Portfolio           N/A          5,302,316
*    The Dreyfus Corporation              Dreyfus Disciplined Stock Fund                                 N/A        125,114,180
*    Founders Asset Management LLC        Dreyfus Founders Growth Fund                                   N/A         18,949,035
                                                                                                                  -------------
                                                         Total registered investment companies                      336,650,598


                                  17                                 (Continued)

                                                                     Schedule 1

                                 MELLON 401(K)
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1233834

                               Plan Number: 001

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

         Identity of issue, borrower,                                                                              Current
            lessor or similar party                    Description of investment                  Cost              value
      -----------------------------------  -------------------------------------------------  -------------   ------------------
                                                              Common Stock

*     Mellon Financial Corporation         Mellon Financial Corporation Common Stock          $  161,831,520  $    461,828,763
                                                                                                                -----------------
                                                      Total common stock                                           461,828,763

                                                                  Loans

*     Participant loans                    Participant loans with various rates of interest
                                              and various maturity dates                              N/A           27,309,749
                                                                                                                -----------------
                                                      Total loans                                                   27,309,749
                                                                                                                -----------------
                                                      Total investments                                       $  1,257,067,789
                                                                                                                =================

*   Party-in-interest

** The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core Plan investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Mellon Bank, N.A. acts as the trustee to the Self-Directed Account.

N/A - This information is not required by ERISA or the DOL to be reported for participant-directed investments.

See accompanying independent auditors' report.

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon Bank Corporation Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                   Mellon 401(K) Retirement
                                                    Savings Plan


                                              By:  /s/ Michael A. Bryson
                                                   -----------------------------
                                                   Michael A. Bryson
                                                   Chief Financial Officer
                                                   Executive Vice President


Date: June 28, 2002